Miso, Inc.

Financial Statements

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

MISO, INC. NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE Miso, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. Miso offers booking of 70 services in South Korea. You can instantly book services such as cleaning or a mover at a fixed transparent price.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company’s cash positions include its operating bank account.

d) Legal Fees Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT The Company has evaluated events and transactions subsequent to the period ending 12/31/20. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

MISO, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 421,381	$ 1,121,114
Accounts receivable	687,881	637
Prepaid expenses and other current assets	73,264	856,983
TOTAL CURRENT ASSETS	1,182,526	1,978,734
PROPERTY AND EQUIPMENT		
Property and equipment, net	90,932	37,160
OTHER ASSETS		
Intangible assets	41,857	1,704
Deposits	4,608	4,682
	46,465	6,386
TOTAL ASSETS	$ 1,319,923	$ 2,022,280

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 586,277	$ 325,785
Other current liabilities	214,702	14,693
TOTAL CURRENT LIABILITIES	800,979	340,478
TOTAL LIABILITIES	800,979	340,478
SHAREHOLDERS' EQUITY		
Common stock, 9,343,690 shares, $0.0001 par value.	935	935
Preferred stock, 6,237,786 shares, $0.0001 par value.	624	624
Additional paid-in capital	10,813,952	10,163,952
Accumulated deficit	(10,296,567)	(8,483,709)
TOTAL SHAREHOLDERS' EQUITY	518,944	1,681,802
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,319,923	$ 2,022,280

MISO, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

	2020	2019
REVENUES	$ 6,989,329	$ 5,776,443
COST OF GOODS SOLD	2,289,793	1,809,220
GROSS PROFIT	4,699,536	3,967,223
OPERATING EXPENSES		
Advertising and marketing	1,753,275	1,904,610
Contractors and consultants	995,836	1,046,172
Insurance expense	23	0
IT expense	390,251	367,368
Legal and professional fees	110,365	90,416
Meals and entertainment	9,795	0
Miscellaneous expenses	49,753	6,891
Office supplies	4,314	17,397
Payroll expense	2,359,919	2,325,085
Rent and lease	368,717	360,000
Repairs and maintenance	285	0
Research and development	594,378	365,599
Travel	240	0
Utilities	7,090	0
TOTAL OPERATING EXPENSES	6,644,241	6,483,538
NET OPERATING LOSS	(1,944,705)	(2,516,315)
NET INCOME (LOSS)	**$ (1,944,705)**	**$ (2,516,315)**

MISO, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Preferred Stock		Additional Paid-in	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE, JANUARY 1, 2020	**9,314,690**	**$932**	**6,237,786**	**$624**	**$10,338,755**	**($8,351,862)**	**$1,987,449**
Contributions	29,000	$3	-	-	$475,197	-	$475,120
Net income	-	-	-	-	-	($1,944,705)	($1,944,705)
ENDING BALANCE, DECEMBER 31, 2020	**9,343,690**	**$935**	**6,237,786**	**$624**	**$10,813,952**	**($10,296,567)**	**$518,944**

MISO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

	2020	2019
CASH USED FOR OPERATING ACTIVITIES	**1,174,933**	**3,309,640**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	25,200	0
Issuance of convertible equity	450,000	0
CASH PROVIDED BY FINANCING ACTIVITIES	**475,200**	**0**
NET INCREASE (DECREASE) IN CASH	**(699,733)**	**(3,309,640)**
CASH AT BEGINNING OF YEAR	**1,121,114**	**4,430,754**
CASH AT END OF YEAR	**421,381**	**1,121,114**